FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO MARKET

Companhia Brasileira de Distribuição (the “Company” or “CBD) discloses hereunder communication received on January 8th, 2016 from Oppenheimer Funds, Inc.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the phone number +55 (11) 3886 0421 or by the e-mail address: gpa.ri@gpabr.com

São Paulo, January, 11th 2016.

Daniela Sabbag

Investor Relations Officer

Companhia Brasileira de Distribuição

Av. Brigadeiro Luis Antonio, No 3,142

Jardim Paulista, ZipCode.: 01402-901

São Paulo - SP, Brazil

Attn.: Daniela Sabbag

Investors Relations Officer

Tel.: 55 11 3886-0533

Fax.: 55 11 3884-2677

e-mail: gpa.ri@gpabr.com

Companhia Brasileira de Distribuição

Av. Brigadeiro Luis Antonio, n° 3.142

Jardim Paulista, CEP.: 01402-901

São Paulo - SP, Brasil

At.: Daniela Sabbag

Diretor de Relações com Investidores

Tel.: 55 11 3886-0533

Fax.: 55 11 3884-2677

e-mail: gpa.ri@gpabr.com

08 January 2016	08 de janeiro de 2016
Companhia Brasileira de Distribuição – Disclosure of Disposal of Material Equity Holding	Companhia Brasileira de Distribuição – Divulgação de Alienação de Participação Acionária Relevante
Dear Sirs,	Prezados Senhores,

1                     The undersigned Oppenheimer Funds, Inc., on behalf of some of its clients and subsidiaries, including OFI Developing Markets Fund (“OFI”), hereby informs that has disposed preferred shares issued by Companhia Brasileira de Distribuição (“CBD”) so that, on December 21, 2015 its aggregated holdings added up to 13,423,473 preferred shares, representing approximately 8.09% of the total preferred shares issued by CBD.

1                     A abaixo assinada Oppenheimer Funds, Inc., vem, em nome de alguns de seus clientes e de suas subsidiárias, incluindo OFI Developing Markets Fund (“OFI”), informar que alienou ações preferenciais emitidas pela Companhia Brasileira de Distribuição (“CBD”) sendo que, em 21 de dezembro de 2015, sua participação alcançou, de forma agregada, 13.423.473 ações preferenciais, representando, aproximadamente, 8,09% do total das ações preferenciais emitidas pela CBD.

2               For the purposes of Article 12, paragraph 4, of the Brazilian Securities Commission (“CVM”) Ruling No. 358, of January 3, 2002, as amended, OFI hereby requests CBD’s Investors Relations Officer to disclose the following information to CVM and to the relevant authorities:

2                     A fim de atender ao disposto no Artigo 12, parágrafo 4°, da Instrução nº 358, da Comissão de Valores Mobiliários (“CVM”), datada de 3 de janeiro de 2002, conforme alterada, OFI, por meio desta, solicita ao Diretor de Relações com Investidores da CBD a divulgação das seguintes informações à CVM e aos demais órgãos competentes:

(i) OFI registered office is headquartered at Liberty Street, 225, 2 World Financial Center, New York, 10281, United States of America;	(i) OFI têm sede registrada em Liberty Street, 225, 2 World Financial Center, Nova Iorque, 10281, Estados Unidos da América;
(ii) OFI aggregated holdings added up to 13,423,473 preferred shares issued by CBD, representing approximately 8.09% of the total preferred shares issued by CBD, as specified on item 1 above.

(ii)           a participação societária detida por OFI alcançou, de forma agregada, 13.423.473 ações preferenciais representando aproximadamente 8,09% do total de ações preferenciais emitidas pela CBD, conforme especificado no item 1 acima.

(iii) the purpose of the above mentioned equity holdings is strictly of investment, and there is no intention to change the control composition or the administrative structure of CBD; and	(iii) o objetivo das participações societárias acima mencionadas é estritamente de investimento, não objetivando alteração do controle acionário ou da estrutura administrativa da CBD; e
(iv) no agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by CBD were executed by OFI.	(iv) não foram celebrados, por OFI quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários emitidos pela CBD.
Please do not hesitate to contact us with any further question or comment on the above.	Permanecemos à disposição para quaisquer esclarecimentos ou comentários adicionais que julguem necessários quanto ao assunto.
Yours faithfully/Atenciosamente, ____________________________________ Oppenheimer Funds, Inc. Christina Carroll Compliance Vice-President

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.